UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

KAYDON CORPORATION

(Names of Subject Company (Issuer))

DUBLIN ACQUISITION SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

ATLAS MANAGEMENT, INC.

(Name of Filing Persons (Parent of Offeror))

AKTIEBOLAGET SKF

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

486587108

(CUSIP Number of Class of Securities)

Dublin Acquisition Sub Inc.

Atlas Management, Inc.

c/o SKF USA Inc.

890 Forty Foot Road

P.O. Box 352

Lansdale, PA 19446

Attention: Timothy D. Gifford

General Counsel and Secretary

Phone: (267) 436-6890

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kristin Ifft Wells, Esq.

James J. Barnes, Esq.

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222-2716

Phone: (412) 288-3131

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,151,238,503.65	$157,028.93

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (a) the product of the offer price of $35.50 per share of common stock of Kaydon Corporation (“Kaydon”), par value $0.10 per share, (“Shares”) multiplied by (i) 32,201,071 Shares issued and outstanding (including 289,635 Shares of restricted stock and 93,864 performance shares), plus (ii) 12,417 Shares issuable in respect of accrued and unaccrued dividends on outstanding Kaydon performance shares, plus (iii) 33,283 Kaydon phantom share awards granted under Kaydon’s 1999 Long Term Stock Incentive Plan, 2001 Director Deferred Compensation Plan, 2003 Non-Employee Director’s Equity Plan or 2013 Non-Employee Directors Equity Plan (the “Phantom Shares”) (including 13,813 Kaydon Phantom Shares in respect of dividends accrued and unaccrued on outstanding Kaydon Phantom Shares and deferred board compensation), (b) a cash payment for the 2013 dividends payable in respect of 19,470 Company Phantom Shares of $11,682, and (c) 759,865 Shares issuable pursuant to outstanding options with an exercise price less than $35.50 per share, multiplied by an amount equal to $35.50 minus the weighted average exercise price for such options of $26.99 per share. The calculation of the filing fee is based on information provided by Kaydon Corporation as of September 12, 2013, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $157,028.93	Filing Party: Dublin Acquisition Sub Inc., Atlas Management, Inc. , Aktiebolaget SKF
Form or Registration No.: Schedule TO	Date Filed: September 16, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2013, as amended by Amendment No. 1 filed with the SEC on September 26, 2013 and Amendment No. 2 filed with the SEC on September 27, 2013 (as so amended, the “Schedule TO”), by Dublin Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Atlas Management, Inc., a Delaware corporation (“Parent”), an indirect wholly owned subsidiary of Aktiebolaget SKF, a Swedish corporation (“AB SKF”), for all of the outstanding shares of common stock, par value $0.10 per share, of Kaydon Corporation, a Delaware corporation (“Kaydon”), at a price of $35.50 per share, net to the seller thereof in cash, without interest and less any required withholding taxes, and on the other terms and conditions set forth in the Offer to Purchase dated September 16, 2013 (the “Offer to Purchase”) as amended by Amendment No. 1 and Amendment No. 2 and in the related Letter of Transmittal, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information in the Schedule TO is incorporated in this Amendment No 3 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule TO.

Item 1. Summary Term Sheet.

The Offer to Purchase and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”, are hereby amended and supplemented to include the following information:

“The parties have not yet received written confirmation by CFIUS that it has completed its review (or, if applicable, investigation) under the Exon-Florio Amendment and determined that there are no unresolved national security concerns with respect to the Merger, which is a condition to the Offer, which we refer to as the CFIUS Condition. The Purchaser and Parent hereby waive the CFIUS Condition.”

The full text of the press release issued by AB SKF on October 8, 2013 announcing the waiver of the CFIUS Condition is filed as Exhibit (a)(5)(G) and is incorporated by reference into the Schedule TO.

Items 4 through 6.

Items 4 through 6 of the Schedule TO are hereby amended and supplemented to include the information set forth above under Item 1, which is incorporated in these Items 4 through 6 by reference.

Item 11. Additional Information.

Item 11 of the Schedule TO is are hereby amended and supplemented to include the information set forth above under Item 1, which is incorporated in this Item 11 by reference.

Item 11 of the Schedule TO is hereby further amended and supplemented by adding the following to Section (a) of Item 11:

“On October 4, 2013, the FCO cleared without conditions the acquisition of the Shares pursuant to the Offer and the Merger under the German Act Against Restraints of Competition. Accordingly, the condition to the Offer relating to obtaining the approval of the FCO has been satisfied. However, this does not fully satisfy the Antitrust Condition, as there remain non-U.S. governmental authorities that must approve or clear the Offer and the Merger in order to meet this condition.”

In addition, the paragraph following the caption “Certain Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following at the end of such paragraph:

“On October 7, 2013, a purported class action lawsuit, captioned Francis v. Kaydon Corporation, et al. was filed in the United States District Court for the Eastern District of Michigan against Kaydon, certain of Kaydon’s directors and officers, AB SKF, Parent and Purchaser in connection with the proposed Merger and the Offer. The lawsuit alleges that the Kaydon director defendants breached their fiduciary duties to Kaydon shareholders, and that the other defendants aided and abetted such breaches, by seeking to sell Kaydon through an allegedly unfair process and for an unfair price. In addition, the lawsuit alleges that the Schedule 14D-9 failed to disclose all material facts regarding the proposed transaction to Kaydon’s stockholders in violation of Sections 14 and 20 of the Securities Exchange Act of 1934. The lawsuit seeks, among other things, equitable relief that would enjoin the consummation of the proposed Merger, rescission of the Merger Agreement (to the extent it has already been implemented), damages, and attorneys’ fees and costs. Defendants intend to vigorously defend these claims.”

With respect to the Dervay v. Kaydon Corporation, et al. and Macomber v. Kaydon Corporation, et al. actions (which we refer to as the “Actions”), on October 7, 2013, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing, the parties to the Actions, reached an agreement-in-principle to provide certain supplemental disclosures set forth in an amendment to Kaydon’s Schedule 14D-9 filed on October 8, 2013. In exchange, the plaintiffs will withdraw their motion for preliminary injunction.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G)	Press Release issued by Aktiebolaget SKF on October 8, 2013

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2013

DUBLIN ACQUISITION SUB INC.

By:	/s/ Timothy D. Gifford
Name:	Timothy D. Gifford
Title:	Senior VP and General Counsel

ATLAS MANAGEMENT, INC.

By:	/s/ Brian J. Duffy
Name:	Brian J. Duffy
Title:	President

AKTIEBOLAGET SKF (PUBL)

By:	/s/ Carina Bergfelt
Name:	Carina Bergfelt
Title:	General Counsel and Senior Vice President

By:	/s/ Henrik Lange
Name:	Henrik Lange
Title:	Senior Executive Vice President and Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 16, 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal on September 16, 2013

(a)(5)(A)*	Press Release issued by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 5, 2013)

(a)(5)(B)*	Press Release issued by Kaydon Corporation on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 5, 2013)

(a)(5)(C)*	Transcript of Investor Conference held by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(D)*	Excerpted quotes of Tom Johnstone, President and Chief Executive Officer of Aktiebolaget SKF, from article in Dagens Industri, dated September 6, 2013 and translated from Swedish (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(E)*	Slides excerpted from Investor Presentation Slideshow given by Tom Johnstone, President and Chief Executive Officer of AB SKF, on September 10, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 10, 2013)

(a)(5)(F)*	Press Release issued by Aktiebolaget SKF on September 16, 2013

(a)(5)(G)	Press Release issued by Aktiebolaget SKF on October 8, 2013

(b)(1)*	Revolving Credit Facility Agreement between Aktibolaget SKF (publ) as Borrower and the Lender named therein, dated July 12, 2010.

(d)(1)*	Agreement and Plan of Merger, dated September 5, 2013, by and among Atlas Management, Inc., Dublin Acquisition Sub Inc. and Kaydon Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kaydon Corporation with the Securities and Exchange Commission on September 5, 2013)

(d)(2)*	Confidentiality Agreement, dated October 16, 2012, between Kaydon Corporation and Aktiebolaget SKF

(d)(3)*	Guaranty and Performance Agreement, dated September 5, 2013, by and between Aktiebolaget SKF and Kaydon Corporation

(g)	None

(h)	None

*	Previously filed.